MiNK Therapeutics, Inc.

149 Fifth Street, Suite 500

New York, NY 10010

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jimmy McNamara

Re:	MiNK Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333- 281522)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, MiNK Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 16, 2024, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Zachary Blume (zachary.blume@ropesgray.com) / telephone: (617) 951-7000 of Ropes & Gray LLP as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

MINK THERAPEUTICS, INC.

By:	/s/ Christine Klaskin
Name:	Christine Klaskin
Title:	Treasurer

[Signature Page to Acceleration Request]